

February 26, 2013

Via E-mail
Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278

   Re: **Interactive Intelligence Group, Inc.**
         Form 10-K for the Fiscal Year ended December 31, 2011
         Filed March 15, 2012
         Form 10-Q for the Quarterly Period ended September 30, 2012
         Filed November 8, 2012
         File No. 000-54450

Dear Mr. Head:

   We have reviewed your letter dated February 8, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 44

1.   We have reviewed your response to prior comment 1 and noted that you considered other
       factors in addition to a threshold in conducting your other-than-temporary impairment

review. Please clarify how these considerations were evaluated under ASC 320-10-35-33. Tell us whether you had the intent to sell the debt securities or whether it is more likely than not that you will be required to sell the debt securities prior to their anticipated recovery. In addition, please clarify how you evaluate investments that are below the 5% threshold. Indicate how you assess those investments for other-than-temporary impairment.

Form 10-Q for the quarterly period ended September 30, 2012

Notes to Consolidated Financial Statements

Note 8 – Income Taxes, page 16

2.   We have reviewed your response to prior comment 2 which explained the items recognized during the three and nine months ended September were attributed to a correction of an error and not a change in judgment as defined by ASC 740-10-25-15. Please explain what consideration you gave to disclosing the items as immaterial errors under ASC 250-10. While we continue to consider your response to this comment, tell us how you evaluated the error based on estimated annual results for 2012 when the error was discovered. Further, describe your materiality assessment of the errors as of the year ending December 31, 2012 in preparation for filing your 2012 Form 10-K.

You may contact Amanda Kim, at (202) 551-3241, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, at (202) 551-3286 or Matthew Crispino, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief